Mail Stop 3561

March 22, 2007

Mr. Philippe Calavia
Vice President – Finance
45, rue de Paris 95747
Roissy-CDG Cedex, France

> **Re:** **Air France - KLM**
> **Form 20-F for the year ended March 31, 2006**
> **Filed July 19, 2006**
> **File No. 001-32139**

Dear Mr. Calavia:

We have reviewed your response letter dated March 16, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (15) business days.

Form 20-F for the year ended March 31, 2006

Note 10. Other non-current income and expenses, page F-33

1. We have reviewed your response to our prior comment number 2. Based on the significance of the gain recognized in connection with the Amadeus/WAM transaction in relation to your net income under both IFRS and US GAAP for 2006, we believe that the notes to your financial statements should be revised in future filings to provide additional details regarding the terms of the transaction with Amadeus/WAM which resulted in the recognition of a Euro 504 million gain during fiscal 2006.  In future filings, please significantly expand the disclosures provided with regards to this transaction to disclose the significant terms of the leveraged buyout transaction, including the amount of the cash distribution received by the Company in connection with the transaction, and the amount of the reinvestment required in WAM and the related interest in WAM received. Your revised disclosures should also clearly indicate your rationale for not continuing to recognize your equity in the net earnings (losses) of WAM following this transaction and should include disclosure indicating that you have no actual or implied commitment to support the operations of WAM and do not guarantee its debt or other obligations as you have noted in your response. Also, please note that although you may not be required to recognize your equity in the earnings and losses of this entity, you should continue to provide summarized financial information for WAM if required pursuant to Rule 4-08(g) of Regulation S-X.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief